UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 13, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amtech Systems, Inc.

File No. 5-39482 - CF#35795

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Piton Capital Partners LLC et al. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on December 18, 2017, relating to their beneficial ownership of common stock of Amtech Systems, Inc.

Based on representations by Piton Capital Partners LLC et al. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit E	through July 13, 2018
Exhibit F	through July 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary